SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Delwinds Insurance Acquisition Corp.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

24803C 102

(CUSIP Number)

One City Centre
1021 Main Street, Suite 1960
Houston, TX 77002

(713) 337-4077

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 6, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24803C 102

1	Names of Reporting Person. DIAC Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,663,750 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 5,663,750 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,663,750 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 33.9%
14	Type of Reporting Person OO

(1)	Includes 632,500 shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock”) and 5,031,250 shares of the Issuer’s Class B common stock, $0.0001 par value (“Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), which are automatically convertible into shares of Class A Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248753). Andrew Poole, the Chief Executive Officer and Chairman of the issuer, is the managing member of DIAC Sponsor LLC (the “Sponsor”) and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Poole disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

CUSIP No. 24803C 102

1	Names of Reporting Person. Andrew Poole
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 5,663,750 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 5,663,750 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,663,750 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 33.9%
14	Type of Reporting Person IN

(1)	Includes 632,500 shares of the Issuer’s Class A Common Stock and 5,031,250 shares of Class B Common Stock, which are automatically convertible into shares of Class A Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248753). Andrew Poole, the Chief Executive Officer and Chairman of the issuer, is the managing member of the Sponsor and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Poole disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2021 (the “Schedule 13D”) relating to the Common Stock of the Issuer. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 1.          Security and Issuer

Securities acquired: Class A common stock, $0.0001 par value (“Class A Common Stock”)

Issuer: Delwinds Insurance Acquisition Corp. (the “Issuer”)

One City Centre, 1021 Main Street, Suite 1960, Houston, Texas 77002.

Item 2.          Identity and Background

(a) This statement is filed by:

(i) the Sponsor, which is the holder of record of approximately 33.9% of the issued and outstanding shares of all classes of common stock of the Issuer (16,711,328) based on the number of shares of Class A Common Stock (11,680,078) and shares of Class B common stock, $0.0001 par value (“Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”) (5,032,250) outstanding as of June 6, 2022, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on June 6, 2022 (following the redemption of 9,077,422 shares of Class A Common Stock by the Issuer’s stockholders); and

(ii) Andrew Poole, the Chairman and Chief Executive of the Issuer and the Managing Member of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Sponsor and Mr. Poole is One City Centre, 1021 Main Street, Suite 1960, Houston, Texas 77002.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor. The principal occupation of Mr. Poole is the Chief Executive Officer and Chairman of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Mr. Poole is a citizen of the United States.

Item 3.          Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the shares of Common Stock currently beneficially owned by the Reporting Persons was $6,350,000. The source of these funds was the working capital of the Sponsor.

Item 4.          Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On June 6, 2022, the Issuer held a special meeting of stockholders (the “Meeting”). At the Meeting, the Issuer’s stockholders approved an amendment to the Issuer’s Amended and Restated Certificate of Incorporation (the “Charter Amendment”). The Charter Amendment extends the date by which the Issuer must consummate its Initial Business Combination from June 15, 2022 to September 15, 2022 (or such earlier date as determined by the Board of Directors).

Stockholders holding 9,077,422 shares of Class A Common Stock exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account establish in connection with the Issuer’s initial public offering. Following the redemption, the Issuer’s remaining shares of Class A Common Stock outstanding were 11,680,078. As a result of the decrease in outstanding shares of Class A Common Stock, the Reporting Persons’ percentage ownership was increased to 33.9%.

The shares of Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Sponsor and Mr. Poole have agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a stockholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5.          Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 16,711,328 shares of Common Stock, including 11,680,078 shares of Class A Common Stock and 5,031,250 shares of Class B Common Stock, outstanding as of June 6, 2022, by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on June 6, 2022 (following the redemption of 9,077,422 shares of Class A Common Stock by the Issuer’s stockholders) are as follows:

Sponsor
a)		Amount beneficially owned: 5,663,750	Percentage: 33.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	5,663,750
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	5,663,750
	iv.	Shared power to dispose or to direct the disposition of:	0
Andrew Poole
a)		Amount beneficially owned: 5,663,750	Percentage: 33.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	5,663,750
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	5,663,750

Mr. Poole is the Managing Member of the Sponsor and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Poole disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of Common Stock during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 and 5 of this Amendment No. 1 are incorporated by reference into this Item 6.

Item 7.           Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated February 16, 2021, by and between the Reporting Persons (incorporated by reference to the Reporting Persons’ Form 13D, filed on February 16, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2022	DIAC SPONSOR LLC

	By:	/s/ Andrew Poole
		Name:	Andrew Poole
		Title:	Managing Member

Date: June 14, 2022		/s/ Andrew Poole
Andrew Poole